FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES	1

SPECIMEN ANNEX I

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES

DATA IDENTIFYING ISSUER

TELEFONICA, S.A.

ENDING DATE OF REFERENCE FISCAL YEAR

31/12/2017

TAX IDENTIFICATION CODE (C.I.F.)

A-28015865

Registered name:

TELEFONICA, S.A.

Registered address:

Gran Vía número 28

28013 – MADRID-

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ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED

COMPANIES

A.	REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT YEAR

A.1 Explain the company’s remuneration policy. This section will include information regarding:

•	General principles and foundations of the remuneration policy.

•	Most significant changes made to the remuneration policy from the policy applied during the prior fiscal year, as well as changes made during the year to the terms for exercising options already granted.

•	Standards used and composition of the comparable business groups whose remuneration policies have been examined to establish the company’s remuneration policy.

•	Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

Explain the remuneration policy

A.1.1. General principles and foundations of the remuneration policy.

The guiding principle of the Telefónica Group’s remuneration policy is to attract, retain and motivate the most outstanding professionals, in order to enable the Company to achieve its strategic objectives within the increasingly competitive and globalized context in which it operates, adopting the most appropriate measures and practices. Such policy must be in line with the circumstances prevailing at any time, paying particular attention to changes in laws and regulations, best practices, recommendations and trends (both domestic and international) in connection with the remuneration of directors of listed companies and the conditions of the market; accordingly, the content of such policy is periodically reviewed and an assessment is made of the amendments deemed appropriate, in light of the reviews carried out, to submit for approval of the shareholders at the General Shareholders’ Meeting.

As regards Directors able to perform executive duties, the guiding principles and standards within the framework described above are:

•	Fairness: adequately remunerate each Executive Director for his/her professional merit, experience, dedication and responsibilities.

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•	Transparency: as a paramount principle guiding the Company’s corporate governance system.

•	Competitiveness: in order to have the best professionals in the market, the remuneration package, both in terms of structure and of overall amount, must be competitive with that of comparable entities at the international level.

•	Link between remuneration and results: a significant portion of the total remuneration of the Executive Directors and Senior Executive Officers is variable, and receipt thereof is tied to the achievement of pre-established, specific and quantifiable financial, business and value-creation objectives aligned with the Company’s interests.

•	Creation of shareholder value in a manner that is sustainable over time.

A.1.2. Most significant changes made to the remuneration policy from the policy applied during the prior fiscal year, as well as changes made during the financial year to the terms for exercising options already granted.

The Board of Directors believes that it is extremely important to implement long-term incentive plans that tie the Executive Directors and the Officers to the Company’s long-term strategic goals and align their interests with those of the Shareholders. The Company is therefore working on the design of a new long-term incentive plan. In this regard, Telefónica’s Board of Directors may consider proposing to the shareholders at the next Ordinary General Shareholders’ Meeting the adoption of resolutions relating to the implementation of a new long-term incentive in 2018. If this occurs, the details, terms and conditions of such possible plans would be reflected in the corresponding proposed resolutions that the Board of Directors would submit to the shareholders at the General Shareholders’ Meeting.

The other elements and characteristics of the remuneration policy to be applied during fiscal year 2018 are maintained on terms similar to those applied in fiscal year 2017, pursuant to the remuneration policy described in the Annual Remuneration Report approved by the shareholders on a consultative basis at the General Shareholders’ Meeting held on June 12 2015, which is in force until the end of the current fiscal year 2018, pursuant to the provisions of the transitional provision of Law 31/2014 of December 3 amending the Companies Act for better corporate governance.

Furthermore, it is reported that the Company’s Board of Directors, following a report of the Nominating, Compensation and Corporate Governance Committee, expects to submit the Director Remuneration Policy of Telefónica, S.A. applicable during the next three fiscal years, i.e., 2019, 2020 and 2021, for the approval of the shareholders at the next Ordinary General Shareholders’ Meeting of the Company. The document will distinguish the policy for the Directors for their duties as such from the policy for the Executive Directors. Both will describe all elements of remuneration.

A.1.3. Standards used to establish the company’s remuneration policy

The Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, takes the following parameters into account in establishing the remuneration policy:

•	The provisions of the By-Laws and the Regulations of the Board:

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The remuneration system and policy applicable to the Board of Directors of Telefónica, as well as the process for preparation thereof, are established in the By-Laws (article 35) and in the Regulations of the Board of Directors (article 34). Pursuant to the provisions of such texts, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determines the amount that Directors, in their capacity as such, are to receive for discharging the duties of supervision and collective decision-making inherent to their position, within the maximum limit set by the shareholders at the Company’s Ordinary General Shareholders’ Meeting.

The aforementioned remuneration, deriving from membership on the Board of Directors of Telefónica, is compatible with other remuneration received by Directors by reason of the executive duties they perform as delegated or entrusted by the Board of Directors, other than those arising from their status as Directors. Such remuneration is approved by the Board of Directors of the Company, within the relevant contracts, at the proposal of the Nominating, Compensation and Corporate Governance Committee, and will be adjusted to conform to the Director Remuneration Policy approved by the shareholders at the General Shareholders’ Meeting. Remuneration systems that are linked to the listing price of the shares or that entail the delivery of shares or of options thereon are submitted to the decision of the shareholders at the General Shareholders’ Meeting of the Company, as provided by applicable law.

•	Applicable laws and regulations.

•	The objectives established within the Group, which allow, among other things, for the determination of the metrics to which annual and medium/long-term variable remuneration is tied.

•	Market data.

•	The recommendations of institutional investors and proxy advisors, as well as the information received from them during the consultation process carried out by the Telefónica Group.

For more information on these standards, see section A.2.

A.1.4. Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

The total remuneration of Executive Directors is made up of various components, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration, (iii) medium- and long-term variable remuneration, (iv) benefits, and (v) in-kind remuneration. Generally speaking as regards the remunerative mix, it may be stated that in a standard scenario with targets being met, approximately one-third of the total remuneration is fixed, with variable remuneration accounting for two-thirds.

As of the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/C.O.O. (Consejero Delegado), who was appointed as a Director of the Company on July 26, 2017.

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As regards Directors in their capacity as such, the aim of the remuneration policy within the framework described above is to adequately remunerate them for their professional merit and experience, as well as for the dedication provided and the responsibilities assumed by them, seeking to ensure that the remuneration paid does not compromise their independent judgment. The remuneration must also be aligned with the Company’s business strategy and key objectives.

Along these lines, the remuneration of External Directors in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount and of attendance fees for attending the meetings of such Advisory or Control Committees.

A.2	Information regarding preparatory work and the decision-making process followed to determine the remuneration policy, and any role played by the remuneration committee and other control bodies in the configuration of the remuneration policy. This information shall include any mandate given to and the composition of the remuneration committee and the identity of external advisors whose services have been used to determine the remuneration policy. There shall also be a statement of the nature of any directors who have participated in the determination of the remuneration policy.

Explain the process for determining the remuneration policy

A.2.1. Preparatory work and decision-making

The Nominating, Compensation and Corporate Governance Committee periodically reviews the remuneration of the Board of Directors. This process includes an external competitive remuneration analyses and also takes into account the remuneration policy for the Senior Executive Officers and other Employees of the organization.

A reference market, which is established based on a series of objective standards, is considered in performing the external competitiveness analyses, upon the terms set out below:

1.- A sufficient number of companies to obtain results that are representative and statistically reliable and sound.

2.- Data on size (billing, assets, market capitalization and number of employees) such that Telefónica may be placed at the median of the comparison group.

3.- Geographic distribution: primarily included are companies the parent company of which is located in Continental Europe and in the United Kingdom, as well as representative North American entities in the technology, media and entertainment industries that are benchmarks for the Company.

4.- Scope of responsibility: companies listed both on the IBEX 35 and on the FTSE Eurotop 100, consisting of the top-ranking securities listed on the London Stock Exchange.

5.- Distribution by sector: multi-sector sample, with homogeneous distribution among areas of activity.

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As regards Directors in their capacity as such, the reference market is composed of companies comprising the IBEX -35 stock index, given that Telefónica belongs to this index.

Based on the results of these analyses, the Committee has proposed to the Board that the fixed remuneration of Directors, both in their capacity as such and for the performance of executive duties, not be increased in fiscal year 2018.

Likewise, the Committee analyzed the other items of remuneration (short and long-term variable, and other items) and deferred to the Board for the respective decisions in connection therewith. For purposes of this analysis, the Committee takes into account the reports prepared to this effect by the Department of Planning and Control, duly audited and verified by the Audit and Control Committee.

A.2.2. Remuneration Committee: Mandate

The Nominating, Compensation and Corporate Governance Committee, the duties of which are established in article 40 of the By-Laws and article 23 of the Regulations of the Board of Directors, plays a key role in the determination of the Telefónica Group’s remuneration policy and in the development and implementation of its components. Its mandate in the area of remuneration consists of continuously reviewing and updating the remuneration system applicable to Directors and Senior Executive Officers and of designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, bringing their interests into line with the strategic objectives of the Company.

During fiscal year 2017 and through the date of approval of this report, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee in the area of remuneration have been the following:

•	Analysis of the fixed remuneration of the Executive Directors.

•	Proposal for the establishment and monitoring of the objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2017, and reviewed and proposed the establishment of objectives for fiscal year 2018.

•	Evaluation of the fulfillment of objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2016 (paid in 2017) and for fiscal year 2017 (to be paid in 2018).

•	Proposals regarding the Annual Director Remuneration Reports, for submission to the Board of Directors and subsequent submission to the Ordinary General Shareholders’ Meeting held in 2017, and to be held in 2018.

A.2.3. Remuneration Committee: Composition

Pursuant to article 40 of the By-Laws and 23 of the Regulations of the Board of Directors, the Committee shall be composed of not less than three Directors appointed by the Board of Directors; they must be external or non-executive Directors, and the majority of them must be independent Directors. It is also provided that the Chairman of this Committee shall be an independent Director in all cases.

To this effect, the Committee is presided by Mr. Francisco Javier de Paz Mancho, with the Members being: Mr. Peter Erskine, Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar and Mr. Luiz Fernando Furlán, the latter two as from May 4, 2017 in place of Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.

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A.2.4. Remuneration Committee: External Advisors

For the better performance of its duties, the Committee may request the Board to engage legal, accounting or financial advisors or other experts at the Company’s expense.

In 2017, the following external advisors provided services to the Committee:

•	Garrigues advised on matters related to benefit plans and contracts of the Executive Directors.

•	Willis Towers Watson advised on the comparative analysis of the compensation package of the Directors and the Senior Executive Officers.

•	Kepler advised in connection with the long-term share incentive plan. As it has been doing for years, Kepler analyzes the level of achievement of the Total Shareholder Return of Telefónica for each of lifecycles of the share plan on a quarterly basis.

TRANSEARCH has also advised on the preparation of this Remuneration Report.

A.3	State the amount and nature of the fixed components, with a breakdown, if applicable, of remuneration for the performance by the executive directors of the duties of senior management, of additional remuneration as chair or member of a committee of the board, of attendance fees for participation on the Board and the committees thereof or other fixed remuneration as director, and an estimate of the annual fixed remuneration to which they give rise. Identify other benefits that are not paid in cash and the basic parameters upon which such benefits are provided.

Explain the fixed components of remuneration

Remuneration of the Directors in their capacity as such.

Remuneration of the Directors in their capacity as such is structured, within the legal and by-law framework, in accordance with the standards and items of remuneration listed below, within the maximum limit determined for such purpose at the General Shareholders’ Meeting, in accordance with the provisions of article 35 of the By-Laws.

In accordance with the foregoing, the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross remuneration to the Directors in their capacity as members of the Board of Directors.

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In any case, the above remuneration is the maximum amount; the Board of Directors reserves the right to distribute the amount among the different items and among the different Directors in the manner, time and proportion it freely chooses.

In particular, for fiscal year 2018, remuneration is made up of the following items:

•	Fixed amount: annual fixed amount payable on a monthly basis in accordance with the positions held by each Director on the Board and the Committees thereof, broken down as follows:

•	Board of Directors:

•	Chairman: 240,000 euros

•	Vice Chairman: 200,000 euros

•	Non-executive Member: 120,000 euros

•	Executive Commission:

•	Chairman: 80,000 euros

•	Vice Chairman: 80,000 euros

•	Non-executive Member: 80,000 euros

In this regard, the Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

•	Advisory or Control Committees:

•	Chairman: 22,400 euros

•	Non-executive Member: 11,200 euros

•	Attendance fees: Directors do not receive fees for attending the meetings of the Board of Directors or of the Executive Commission, and only receive fees for attending meetings of the Advisory or Control Committees. The amount received by each Director at each of the meetings attended thereby comes to 1,000 euros.

•	Other remuneration: External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-making Bodies of some Subsidiaries and affiliates of Telefónica.

Remuneration of the Directors for the performance of executive duties.

Executive Directors receive annual fixed remuneration, payable monthly, for the performance of executive duties at the Company. This remuneration is set by the Board, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, in a manner consistent with the level of responsibility and leadership within the organization, promoting the retention of key professionals and attracting the best talent, and providing economic independence sufficient to balance the value of other remuneration items.

Annual gross fixed remuneration may be reviewed annually on the basis of criteria approved at any time by the Nominating, Compensation and Corporate Governance Committee. The maximum annual increase shall not exceed 10% of the gross annual salary of the previous year.

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In certain situations, such as a change of responsibility, the development of the position and/ or special needs for retention and motivation, the Committee may decide to apply higher increases. The underlying reasons shall be explained in the annual report on remuneration of the Directors.

As indicated above, as of the date of preparation of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and since 26 July 2017, Mr. Ángel Vilá Boix, Chief Operating Officer/C.O.O.

Fixed compensation of 1,923,100 euros is established for Mr. José María Álvarez-Pallete López for fiscal year 2018. This compensation is equal to that received in 2016 and 2017, which was set in his capacity as Chief Operating Officer, and has not changed since his appointment as Chairman. The compensation is 13.8% lower than the compensation established for the position of Executive Chairman prior to his appointment as such.

For his part, fixed compensation of 1,600,000 euros is established for Mr. Ángel Vilá Boix for fiscal year 2018.

A.4	Explain the amount, nature and main features of the variable components of the remuneration systems.

In particular:

•	Identify each of the remuneration plans of which the directors are beneficiaries, the scope thereof, the date of approval thereof, the date of implementation thereof, the date of effectiveness thereof, and the main features thereof. In the case of share option plans and other financial instruments, the general features of the plan shall include information on the conditions for the exercise of such options or financial instruments for each plan.

•	State any remuneration received under profit-sharing or bonus schemes, and the reason for the accrual thereof;

•	Explain the fundamental parameters and rationale for any annual bonus plan.

•	The classes of directors (executive directors, external proprietary directors, external independent directors or other external directors) that are beneficiaries of remuneration systems or plans that include variable remuneration.

•	The rationale for such remuneration systems or plans, the chosen standards for evaluating performance, and the components and methods of evaluation to determine whether or not such evaluation standards have been met, and an estimate of the absolute amount of variable remuneration to which the current remuneration plan would give rise, based on the level of compliance with the assumption or goals used as the benchmark.

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•	If applicable, information shall be provided regarding any payment deferral periods that have been established and/or the periods for retaining shares or other financial instruments.

Explain the variable components of the remuneration systems

The remuneration policy provides that only the Executive Directors have items with a variable component, which are as follows:

i) Short-term variable remuneration (bonus):

Short-term variable remuneration is tied to the achievement of a combination of economic/ financial, operational and qualitative specific, predetermined and measurable objectives, aligned with the corporate interest and in line with the Company’s Strategic Plan.

The quantitative objectives (generally, economic/financial and operational objectives) carry a maximum weight of 80% of the overall incentive. They consist of metrics that ensure the right balance between the financial and operational aspects of the management of the Company.

The qualitative objectives carry a maximum weight of 20% of the overall incentive.

The Nominating, Compensation and Corporate Governance Committee is responsible for approving these objectives at the beginning of each fiscal year and for evaluating compliance therewith, once ended. This assessment is performed on the basis of the audited results, which are analyzed, first, by the Audit and Control Committee, as well as on the basis of the extent to which the objectives are met. Following this examination, the Nominating, Compensation and Corporate Governance Committee prepares a bonus proposal that is submitted to the Board of Directors for approval. The Nominating, Compensation and Corporate Governance Committee also takes into account the quality of results over the long term and any associated risks in making the proposal on variable remuneration.

In order to ensure that annual variable remuneration is effectively connected with the professional performance of the beneficiaries economic effects (whether positive or negative) resulting from extraordinary events that could distort the evaluation results are eliminated in order to determine the level of achievement of the quantitative objectives.

The range of performance, set at the beginning of each fiscal year, includes a minimum threshold below which no incentive is payable, a target level, which corresponds with 100% fulfillment of the objectives, and a maximum which is specific to each metric.

In calculating variable remuneration, the degree of fulfillment and the weighting of each of the objectives –individual and/or overall– shall be considered, and internal rules and procedures shall apply for assessing objectives established by the Company for its Senior Executive Officers.

The annual bonus is paid entirely in cash.

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The terms of the annual variable remuneration system applicable to Executive Directors, including the structure, maximum remuneration levels, objectives set and the weight of each, are reviewed annually by the Nominating, Compensation and Corporate Governance Committee, taking into account the strategy of the Company and the needs and situation of the business, and are subject to approval by the Board of Directors.

Thus, in 2017 and for fiscal year 2018, following a proposal of the Committee, the Board has selected those quantifiable and measurable metrics that best reflect the drivers of value creation within the Group. These metrics and their relative weight are as follows:

•	80% of the objectives are operational and financial:

•	30% of the objectives are tied to OIBDA, which reflects both the Group’s growth and progress in operating performance.

•	30% of the objectives are tied to operating revenue (“Operating Revenue”), which is used to measure the Group’s growth.

•	20% of the objectives are tied to Free Cash Flow (“Free Cash Flow”), the generation of which makes it possible to reduce the debt load.

•	The remaining 20% of the objectives are qualitative, referring to the satisfaction level of the Group’s customers, and they are measured by the Audit and Control Committee by using the standard criteria applicable to such indices.

The 2018 target bonus of the Executive Chairman, Mr. José María Álvarez-Pallete López, is 180% of his fixed compensation, which will be reached if 100% of the pre-established targets are met. The maximum 2018 bonus that the Executive Chairman could reach is 225% of his fixed compensation (if all targets are met at their maximum level (125%).

The 2018 target bonus of the C.O.O., Mr. Ángel Vilá Boix, is 150% of his fixed compensation, which will be reached if 100% of the pre-established targets are met. The maximum 2018 bonus that the C.O.O. could reach is 187.5% of his fixed compensation (if all targets are met at their maximum level (125%)).

A breakdown of the level of achievement of the bonus targets is also provided in section D.2. of this report.

ii) Medium- and long-term variable (multi-annual) remuneration:

The Executive Directors participate in variable medium- and long-term remuneration schemes consisting of the delivery of Telefónica shares, tied to the achievement of medium- and long-term objectives.

As of the date of approval of this report, only the second cycle of the second “Performance & Investment Plan” approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014 is in effect. This second cycle of the Plan began in 2015 and will end in October 2018. As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

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As indicated above in section A.1.2, the Board of Directors believes that it is extremely important to implement long-term incentive plans that tie the Executive Directors and the Officers to the Company’s long-term strategic goals and align their interests with those of the Shareholders. The Company is therefore working on the design of a new long-term incentive plan. In this regard, Telefónica’s Board of Directors may consider proposing to the shareholders at the next Ordinary General Shareholders’ Meeting the adoption of resolutions relating to the implementation of a new long-term incentive in 2018. If this occurs, the details, terms and conditions of such possible plans would be reflected in the corresponding proposed resolutions that the Board of Directors would submit to the shareholders at the General Shareholders’ Meeting.

A.5	Explain the main features of the long-term savings systems, including retirement and any other survival benefit, either wholly or partially financed by the company, and whether funded internally or externally, with an estimate of the equivalent annual amount or cost thereof, stating the type of plan, whether it is a defined-contribution or -benefit plan, the conditions for the vesting of economic rights in favor of the directors, and the compatibility thereof with any kind of indemnity for advanced or early termination of the labor relationship between the company and the director.

Also state the contributions on the director’s behalf to defined-contribution pension plans; or any increase in the director’s vested rights, in the case of contributions to defined-benefit plans.

Explain the long-term savings systems

The Executive Chairman, Mr. José María Álvarez-Pallete López, and the C.O.O., Mr. Ángel Vilá Boix, participate in the Telefónica Employee Pension Plan (the “Pension Plan”). The Pension Plan is a defined-contribution plan, with contributions being made by the Company in an amount equal to 6.87% of base salary (in the case of Mr. Álvarez-Pallete) and 4.51% of base salary (in the case of Mr. Vilá), plus 2.2% as a mandatory contribution to be made by each Executive Director up to the maximum annual limit that the law provides at any given time.

The contingencies covered by this Pension Plan are: retirement; death of the participant; death of the beneficiary; total and permanent incapacity to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the participant.

The benefit consists of the economic right accruing to the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It shall be quantified according to the number of units of account that correspond to each participant based on the amounts contributed to the Pension Plan, and shall be valued for purposes of their payment according to the value of the unit of account as of the business day preceding the date on which the benefit becomes effective.

The participant may also exercise his or her vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.

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The Pension Plan is included within the “Fonditel B Pension Fund,” managed by Fonditel Pensiones, EGFP, S.A.

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to pension plans; for this reason, in order to compensate for the difference in favor of the beneficiaries, a unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., covers the same contingencies as the Pension Plan and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The Executive Chairman and the C.O.O. also participate in an Executive Benefits Plan (Plan de Previsión Social de Directivos) (“PPSD”), approved in 2006 to supplement the current Pension Plan. Under the PPSD, Telefónica makes contributions based on 35% of the participant’s remuneration. Contributions made to the Pension Plan calculated according to this percentage are deducted from the aforementioned contributions.

Since the PPSD took effect, the implementation vehicle has been a unit-link type collective life insurance policy entered into with Seguros de Vida y Pensiones Antares, S.A.

The contingencies covered by the PPSD are retirement, early retirement, permanent loss of working capacity consisting of total or absolute incapacity or serious disability, and death.

In accordance with the provisions of the general terms and conditions of the PPSD, there is no vesting of economic rights in favor of the Senior Executive Officers. The amount of the benefit of this guarantee will be equivalent to the mathematical provision accruing to the insured on the date on which the policyholder provides notice and authorizes the insurer access to this situation.

Receipt of any compensation derived from termination of the employment relationship shall be inconsistent with the recognition of any economic entitlement to the accumulated mathematical benefit.

A.6	State any termination benefits agreed to or paid in case of termination of duties as a director.

Explain the termination benefits

No provision has been made for payment of termination benefits to Directors in the event of termination of their duties as such.

Provision is only made for payment of termination benefits in the event of termination of the executive duties, if any, that Directors perform, as explained in section A.7. below.

A.7

State the terms and conditions that must be included in the contracts of executive directors performing senior management duties. Include information regarding, among other things, the term, limits on termination benefit amounts, continuance in office clauses, prior notice periods, and payment in lieu of prior notice, and any other clauses relating to hiring bonuses, as well as benefits or

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golden parachutes due to advanced or early termination of the contractual relationship between the company and the executive director. Include, among other things, any clauses or agreements on non-competition, exclusivity, continuance in office or loyalty, and post-contractual non-competition.

Explain the terms of the contracts of the executive directors

The contracts governing the performance of duties and the responsibilities of each Executive Director and of Telefónica include the clauses that are ordinarily contained in these types of contracts, taking into account customary market practices in this regard, and seek to attract and retain the most outstanding professionals and to safeguard the legitimate interests of the Company.

The most significant terms and conditions of such contracts are described below.

a) Exclusivity, non-competition and termination benefits

The contracts executed with Executive Directors provide for an indefinite term and include a non-competition agreement. Such agreement provides that, upon termination of the respective contract and for the term of the agreement (two years following termination of the contract for any reason), the Executive Directors may not render services, directly or indirectly, for their own account or on behalf of others, personally or through third parties, to Spanish or foreign companies whose business is the same as or similar to that of the Telefónica Group.

The contracts with Executive Directors also prohibit, during the term thereof, the execution (whether personally or through intermediaries) of other employment, commercial or civil contracts with other companies or entities carrying out activities similar in nature to those of the Telefónica Group.

Finally, the contracts executed with Executive Directors provide that their relationship is compatible with the holding of other representative and management positions and with other professional situations in which the Director may be engaged at other entities within the Telefónica Group or at any other entities unrelated to the Group with the express knowledge of the Nominating, Compensation and Corporate Governance Committee and of the Board of Directors.

As regards the terms relating to termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the C.O.O., Mr. Ángel Vilá Boix, maintain the terms of their prior contracts, which provided for an agreed financial severance payment for termination of the relationship, if applicable, which can reach a maximum of four times annual salary. Each annual salary amount includes the last fixed remuneration and the arithmetic mean of the sum of the last two annual variable remuneration amounts received under the contract.

b) Prior notice

As regards prior notice in the event of termination of the contract, the Executive Director has the duty to give prior notice in the event of such Executive Director’s unilateral decision to terminate the contract; it is provided that notice of such unilateral decision must be provided in writing and not less than three months in advance, except in the event of force majeure. If such duty is breached, he/she must pay to the Company an amount equal to the fixed remuneration accrued during the period for which no prior notice was given.

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Such contracts do not include clauses regarding continuance in office.

c) Confidentiality and return of documents

While the relationship remains in effect and also following termination thereof, the duty of confidentiality applies to all information, data and any reserved or confidential documents of which the Executive Director is aware and to which the Executive Director has had access as a consequence of holding office.

d) Duty to comply with the regulatory system

Also included is the duty to observe all rules and obligations established in Telefónica’s regulatory system, which are set forth in Telefónica’s Regulations of the Board of Directors and Internal Rules of Conduct in the Securities Markets, among other rules.

A.8	Explain any supplemental remuneration accrued by the directors in consideration for services provided other than those inherent in their position.

Explain the supplemental remuneration

The remuneration policy does not provide for any additional remuneration other than that mentioned above.

As of the date of issuance of this Report, there is no supplemental remuneration accrued in favor of the Directors in consideration for services provided other than those inherent in their position.

A.9	State any remuneration in the form of advances, loans or guarantees provided, with an indication of the interest rate, main features, and amounts potentially returned, as well as the obligations assumed on their behalf as a guarantee.

Explain the advances, loans and guarantees provided

The remuneration policy provides for the possibility of granting advances, loans and guarantees to or on behalf of the Directors.

As of the date of issuance of this Report, no advances, loans or guarantees have been provided to or on behalf of any Director.

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A.10	Explain the main features of in-kind remuneration.

Explain the in-kind remuneration

In addition to life insurance with death or disability coverage described in section A.5, Executive Directors receive general health insurance and dental coverage as in-kind remuneration, and they are assigned a company vehicle, all in line with the general policy applicable to the Senior Executive Officers of the Company.

In addition, under the “Global Incentive Share Purchase Plan for Employees” (“GESP”) approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014, the Employees of Telefónica, including the Executive Directors for this purpose, could acquire Telefónica shares in an annual maximum amount of 1,800 euros over a twelve-month period (purchase period). The Company delivered, free of charge, a number of shares equal to the number of acquired shares upon compliance with the condition of continued employment for one year following the purchase period (vesting period). Continued employment and maintenance of the shares purchased for one year following the purchase period was required in order to receive the same number of shares as those acquired at no charge. The Executive Directors participated in this 2015-2017 Plan with the maximum contribution (i.e., 150 euros monthly for twelve months), each having acquired a total of 714 shares (including those received at no cost in accordance with the provisions of the general terms and conditions of such Plan). Such Plan ended in the month of July 2017.

Telefónica has also purchased a civil liability policy (D&O) for directors, officers and staff with similar functions of the Telefónica Group, with customary terms for this type of insurance. This policy also covers the Entity (Telefónica, S.A.) and its subsidiaries in certain cases.

A.11	State the remuneration accrued by the director by virtue of payments made by the listed company to a third party to which the director provides services, if such payments are intended to provide remuneration for the services thereof at the company.

Explain the remuneration accrued by the Director by virtue of the payments made by the listed company to a third party to which the Director provides services

As of the date of issuance of this Report, no such remuneration has accrued.

A.12	Any item of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it is deemed to be a related-party transaction or when the making thereof detracts from a true and fair view of the total remuneration accrued by the director.

Explain the other items of remuneration

As of the date of issuance of this Report, the Director remuneration system does not provide for any additional item of remuneration other than those explained in the preceding sections.

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A.13	Explain the actions taken by the company regarding the remuneration system in order to reduce exposure to excessive risk and align it with the long-term goals, values and interests of the company, including any reference to: measures provided to ensure that the remuneration policy takes into account the long-term results of the company, measures establishing an appropriate balance between the fixed and variable components of remuneration, measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile, recovery formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest.

Explain actions taken to reduce risks

A.13.1. Telefónica’s remuneration policy has been designed by taking into account the Company’s strategy and results over the long term:

•	The total remuneration of Executive Directors and Senior Executive Officers is made up of various items, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration and (iii) medium- and long-term variable remuneration. In the case of Executive Directors, this long-term component accounts for 30% to 40% of the total remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + medium- and long-term variable).

•	Medium- and long-term variable remuneration plans are designed as multi-annual in order to ensure that the evaluation process is based on long-term results and that the underlying economic cycle of the Company is taken into account. This remuneration is granted and paid in the form of shares based on the creation of value, such that the Directors’ interests are aligned with those of the shareholders. In addition, they involve overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long term in all decision-making.

A.13.2. Telefónica’s remuneration policy establishes an appropriate balance between the fixed and variable components of remuneration:

•	The design of the remuneration scheme provides for a balanced and efficient relationship between fixed and variable components: in a scenario of standard achievement of the objectives tied to variable remuneration, the fixed remuneration of Executive Directors accounts for approximately one-third of the total remuneration (fixed + short-term variable + medium- and long-term variable). This proportion is deemed to be sufficiently high and not excessive, and allows in certain cases of failure to achieve objectives for no amount to be received as variable remuneration.

•	Thus, the variable components of remuneration are flexible enough to allow for modulation, to the extent that they may be eliminated altogether. In a scenario where objectives tied to variable remuneration are not achieved, Executive Directors and Senior Executive Officers would only receive fixed remuneration.

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•	There is no guaranteed variable remuneration. Such remuneration is exceptional in nature and only applies after the first year of employment of new personnel.

As regards measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile:

•	The Nominating, Compensation and Corporate Governance Committee is responsible for reviewing and analyzing the remuneration policy and the implementation thereof. Approximately 1,050 Senior Executive Officers fall within the scope of the Committee’s work. This group includes professionals whose activities may have a significant impact on the entity’s risk profile.

•	The Company’s Audit and Control Committee also participates in the process of decision-making in connection with the short-term variable remuneration (bonus) of Executive Directors, by verifying the economic/financial information that may be included as part of the objectives set for purposes of such remuneration, as this Committee must first verify the Company’s results as a basis for calculation of the respective objectives.

•	The Nominating, Compensation and Corporate Governance Committee is made up of 5 members, 2 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee sit on both Committees. The interlocking presence of Directors in these two Committees ensures that the risks associated with remuneration are taken into account in the discussions at both Committees and in their proposals to the Board, both for purposes of the determination and in the process of evaluation of annual and multi-annual incentives.

A.13.3. With respect to claw-back formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest, one should take into account that:

•	The Nominating, Compensation and Corporate Governance Committee has the power to propose to the Board of Directors that payment of variable remuneration be cancelled in these circumstances.

•	Furthermore, the Nominating, Compensation and Corporate Governance Committee must evaluate whether exceptional circumstances of this kind may even lead to termination of the relationship with the respective responsible party or parties, proposing to the Board of Directors the adoption of such measures as may be appropriate.

•	In addition, the Company is analyzing the possibility of introducing reduction and recovery clauses in the design of the new long-term incentive plan referred to in point A.1.2. that is being considered for proposal at the next General Shareholders’ Meeting.

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B	REMUNERATION POLICY FOR FUTURE FISCAL YEARS

Deleted.

C	OVERALL SUMMARY OF THE APPLICATION OF THE REMUNERATION POLICY DURING THE FISCAL YEAR JUST ENDED

C.1	Summarize the main features of the structure and items of remuneration from the remuneration policy applied during the fiscal year just ended, which give rise to the breakdown of individual remuneration accrued by each of the directors as reflected in section D of this report, and provide a summary of the decisions made by the board to apply such items.

Explain the structure and items of remuneration from the remuneration policy applied during the fiscal year

1.-	Concerning Directors in their capacity as such, the structure and items of remuneration of the remuneration policy applied during fiscal year 2017 are described below:

- Fixed amount deriving from membership on the Board, Executive Commission and Advisory or Control Committees: 3,060,934 euros.

- Fees for attending the meetings of the Advisory or Control Committees: 217,000 euros.

- Remuneration for membership in certain Management Decision-making Bodies of some subsidiaries of Telefónica: 485,410 euros.

It is noted beginning in January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the Territorial Advisory Boards of the Telefónica Group, i.e., the Advisory Boards of Telefónica España, Telefónica UK and Telefónica Latinoamérica, as well as the Territorial Boards of Andalusia, Catalonia and Valencia, were eliminated.

The amounts set forth above are aggregate amounts for all of the Directors.

2.-	As regards Executive Directors, the structure and items of remuneration from the remuneration policy applied during fiscal year 2017 are described below:

i) Fixed Remuneration

Pursuant to the contracts approved by the Board, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the fixed remuneration of Executive Directors for fiscal year 2017 came to an overall amount of 2,620,591 euros. This figure includes the amounts corresponding to Mr. José María Álvarez-Pallete López and to Mr. Ángel Vilá Boix (regarding the latter, it reflects the amount received since July 26, 2017, the date on which Mr Vilá was appointed as a Director of the Company).

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ii) Short-term Variable Remuneration (annual)

As regards the 2017 bonus, payable in 2018, the Nominating, Compensation and Corporate Governance Committee monitored the established objectives throughout the year, performing a final evaluation based on the audited results for fiscal year 2017 (which are first examined by the Audit and Control Committee) and on the level of achievement of the objectives. Following this examination, the Nominating, Compensation and Corporate Governance Committee prepares a bonus proposal that is submitted to the Board of Directors for approval. The Committee also takes into account the quality of results over the long term and any associated risks in making the proposal on variable remuneration.

During the process of evaluation of the objectives set for fiscal year 2017, the Nominating, Compensation and Corporate Governance Committee reviewed the following:

•	Quantitative objectives: Operating Income Before Depreciation and Amortization (OIBDA), Operating Revenue and Free Cash Flow.

•	Qualitative objectives, represented by the level of satisfaction of the Group’s customers.

On February 21, 2018, after evaluating the level of achievement of the above objectives, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, approved an overall achievement level of 99.0%.

Metric	Relative Weight	Nature of the Target	Target Level Achievement 2017
Operating Revenue	30%	Financial	100%
OIBDA	30%	Financial	98.4%
Free Cash Flow	20%	Financial	99.3%
Customer Satisfaction	20%	Qualitative	Target level reached.

As a result of the foregoing, the amount to be received by the Executive Directors during the first quarter of 2018 for the 2017 bonus (meeting 2017 targets) is:

Directors	Bonus 2017 amount to receive	Fixed Remuneration	Bonus Target		Overall achievement level
Mr. José María Álvarez-Pallete López	3,426,964 euros	1,923,100 euros	180%		99.0%
Mr. Ángel Vilá Boix	990,000 euros	1,600,000 euros	150%	(5 months)	99.0%

(*) Calculated as the multiplication of the Fixed Remuneration by the Bonus Target by the Overall Target Achievement Level.

The Bonus of Mr. Ángel Vilá Boix only includes the amount accrued since his appointment as Director of the Company, on July 26, 2017.

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A breakdown of the level of achievement of the objectives is provided again in section D.2. of this report.

iii) Medium- and Long-term Variable Remuneration (multi-annual):

In 2017, Telefónica’s medium- and long-term variable remuneration policy was implemented through the following plan:

B) The “Performance & Investment Plan” (“PIP”) approved by the shareholders at the Ordinary General Shareholders’ Meeting held on May 30, 2014, the first cycle of which began in 2014 and ended in October 2017; the second cycle of which began in 2015 and will end in July 2018; and the third cycle of which would have begun in 2016.

2017 saw the conclusion of the first cycle of the PIP, which began in 2014. In order to determine the specific number of shares to be delivered at the end of such cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the calculation of Telefónica’s Total Shareholder Return (“TSR”) compared to this same metric at the companies included in the comparison grop during the same period (3-year duration of the cycle).

Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, there was no delivery of shares from the first cycle (2014-2017) of the PIP, for which reason no shares were delivered to the Executive Directors who participated in this cycle.

As regards the second cycle (2015-2018) of the PIP, set out below is the maximum number of theoretical shares allocated (without co-investment), as well as the potential maximum number of shares to be received upon compliance with the requirement of “co-investment” and maximum completion of the TSR target set that would correspond to Telefónica’s Directors for the performance of their executive duties:

PIP - Second Cycle / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Potential maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Ángel Vilá Boix	120,000	187,500
Mr. César Alierta Izuel	324,000	506,250

(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

In any event, it is noted that no shares have been delivered to the Executive Directors under the second cycle of the PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

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In fact, the number of shares of Telefónica, S.A., always within the maximum limit, that might be delivered to the Participants is subject to and determined by the Total Shareholder Return (“TSR”) of the Telefónica, S.A. shares during the cycle (3 years), as compared to TSRs experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan. The companies included in the Comparison Group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera and Tim Participaçoes.

The achievement scale approved by the Board for the second cycle is as follows:

•	If the Telefónica TSR percentile is below the median: 0% of the allotted shares are vested.

•	If the Telefónica TSR percentile is at the median: 30% of the allotted shares are vested.

•	If the Telefónica TSR percentile is at the third quartile: 100% of the allotted shares are vested.

•	If the Telefónica TSR percentile is at the ninth decile or higher: 125% of the allotted shares are vested.

•	Intermediate figures between the median and the third quartile, as well as between the third quartile and the ninth decile, are calculated by linear interpolation.

The Board approved an additional condition for this second cycle, as it did for the first, consisting of fulfillment of a target of investing in and holding Telefónica, S.A. shares (“Co-Investment”). Through such Co-Investment, the PIP participants have the opportunity to increase by 25% the number of shares theoretically allotted to each of them by the Company. In the Co-Investment, participants must agree to purchase and/or hold the equivalent of 25% of their allotted theoretical shares until the end of each cycle (in this case, until the end of the second cycle of the PIP, under which cycle the shares were in 2015, and must be held until September 30, 2018).

PIP - Third Cycle / 2016-2019

As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

As indicated above in section A.1.2, the Board of Directors believes that it is extremely important to implement long-term incentive plans that tie the Executive Directors and the Officers to the Company’s long-term strategic goals and align their interests with those of the Shareholders. The Company is therefore working on the design of a new long-term incentive plan. In this regard, Telefónica’s Board of Directors may consider proposing to the shareholders at the next Ordinary General Shareholders’ Meeting the adoption of resolutions relating to the implementation of a new long-term incentive in 2018. If this occurs, the details, terms and conditions of such possible plans would be reflected in the corresponding proposed resolutions that the Board of Directors would submit to the shareholders at the General Shareholders’ Meeting.

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iv) Benefits

Benefits in 2017 were as follows:

The Executive Chairman and the C.O.O. participate in the Telefónica Group Employee Pension Plan (the “Pension Plan”). The amount of the vested rights as of December 31, 2017 is as follows:

•	Mr. José María Álvarez-Pallete López: 274,182 euros (of which 158,291 euros correspond to the rights generated by the Pension Plan of Telefónica Internacional and the rest to the Pension Plan of Telefónica).

•	Mr. Ángel Vilá Boix: 295,215 euros (of which 21,550 euros correspond to the rights generated by the Pension Plan of Telefónica España and the rest to the Pension Plan of Telefónica).

Mr. César Alierta Izuel (who ceased to be a Director of the Company on May 4, 2017), Ms. Eva Castillo Sanz and Mr Julio Linares López (who ceased to be a Director of the Company on July 26, 2017) participated in this Pension Plan during the time that they were Executive Directors of the Telefónica Group. As of December 31, 2017, the amounts relating to vested rights are as follows:

•	Mr. César Alierta Izuel: 390,752 euros.

•	Ms. Eva Castillo Sanz: 44,532 euros.

•	Mr. Julio Linares López: 661,009 euros (of which 308,695 euros correspond to the rights generated by the Pension Plan of Telefónica España and the rest to the Pension Plan of Telefónica).

In 2015, applicable law reduced the financial and tax limits of the contributions to pension plans; for this reason, in order to compensate for the difference in favor of the beneficiaries, a unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., covers the same contingencies as the Pension Plan and the same exceptional liquidity events in case of serious illness or long-term unemployment.

As of December 31, 2017, the mathematical provision in this insurance is as follows:

•	Mr. José María Álvarez-Pallete López: 390,603 euros.

•	Mr. Ángel Vilá Boix: 158,526 euros.

•	Mr. César Alierta Izuel: 141,893 euros.

There is also an Executive Benefits Plan (Plan de Previsión Social de Directivos) (“PPSD”), approved in 2006 to supplement the current Pension Plan.

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In accordance with the provisions of the general terms and conditions of this plan, there is no vesting of economic rights. The entitlements as of December 31, 2017 were as follows:

•	Mr. José María Álvarez-Pallete López: 7,618,869 euros.

•	Mr. Ángel Vilá Boix: 5,591,329 euros.

•	Mr. César Alierta Izuel: 16,311,704 euros.

•	Ms. Eva Castillo Sanz: 1,019,917 euros.

A breakdown of the contributions made is described in the section of the Report. D.1.a) iii) Long-term savings systems. It is noted that the change in accumulated funds reflected in such section D.1.a) iii) is due to both contributions made as well as the changes in the value thereof.

The Executive Directors also receive the following benefits:

•	General health and dental insurance coverage.

•	Life insurance with death or disability coverage.

v) Other Payments

The third edition of the Telefónica, S.A. Incentive Share Purchase Plan (2015-2017) directed towards all employees of the Group at the international level (including executive personnel as well as the Executive Directors), called the “Global Employee Incentive Share Purchase Plan” (“GESP”), was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014.

This Plan was intended to strengthen Telefónica’s nature as a global employer, creating a common remuneration culture throughout the Company, incentivize participation in capital by all employees of the Group, and encourage their motivation and loyalty.

Through this Plan, employees were offered the possibility of acquiring shares of Telefónica, S.A. for a maximum period of twelve months (purchase period), with the Company’s commitment to deliver to the participants therein a certain number of shares free of charge, provided that certain requirements were met. Each employee could allocate a maximum amount of 1,800 euros, and a minimum amount of 300 euros. If the employee remained with the Telefónica Group and maintained the shares for an additional year after the purchase period (vesting period), they had the right to receive one free share for each share that they acquired and maintained through the end of the vesting period.

The Executive Directors participated in this 2015-2017 Plan with the maximum contribution (i.e., 150 euros monthly for twelve months), each having acquired a total of 714 shares (including those received at no cost in August 2017 at the end of the vesting period, in accordance with the provisions of the general terms and conditions of such Plan).

vi) Severance payments for termination of the relationship

As of the date of issuance of this Report, no Director of Telefónica, S.A. has received severance payments for the termination of their relationship with the Company.

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D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH OF THE DIRECTORS

NAME	Type	Accrual period – Fiscal year 2017
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive	01/01/2017 – 31/12/2017
MR. ISIDRO FAINÉ CASAS	Proprietary	01/01/2017 – 31/12/2017
MR. JOSÉ MARÍA ABRIL PÉREZ	Proprietary	01/01/2017 – 31/12/2017
MR. ÁNGEL VILÁ BOIX	Executive	26/07/2017 – 31/12/2017
MS. EVA CASTILLO SANZ	Other external	01/01/2017 – 31/12/2017
MR. JUAN IGNACIO CIRAC SASTURAIN	Independent	01/01/2017 – 31/12/2017
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent	01/01/2017 – 31/12/2017
MR. PETER ERSKINE	Independent	01/01/2017 – 31/12/2017
MS. SABINA FLUXÀ THIENEMANN	Independent	01/01/2017 – 31/12/2017
MR. LUIZ FERNANDO FURLÁN	Independent	01/01/2017 – 31/12/2017
MS. CARMEN GARCÍA DE ANDRÉS	Independent	04/05/2017 – 31/12/2017
MR. PETER LÖSCHER	Independent	01/01/2017 – 31/12/2017
MR. IGNACIO MORENO MARTÍNEZ	Proprietary	01/01/2017 – 31/12/2017
MR. FRANCISCO JAVIER DE PAZ MANCHO	Independent	01/01/2017 – 31/12/2017
MR. FRANCISCO JOSÉ RIBERAS MERA	Independent	04/05/2017 – 31/12/2017
MR. WANG XIAOCHU	Proprietary	01/01/2017 – 31/12/2017
MR. CÉSAR ALIERTA IZUEL	Other external	01/01/2017 – 04/05/2017
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	Independent	01/01/2017 – 04/05/2017
MR. PABLO ISLA ÁLVAREZ DE TEJERA	Independent	01/01/2017 – 04/05/2017
MR. JULIO LINARES LÓPEZ	Other external	01/01/2017 – 26/07/2017
MR. ANTONIO MASSANELL LAVILLA	Proprietary	01/01/2017 – 21/12/2017

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D.1	Complete the following tables regarding the individualized remuneration of each of the directors (including remuneration for the performance of executive duties) accrued during the fiscal year.

a) Accrued remuneration at the company covered by this report:

i) Cash remuneration (in thousands of €)

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Name	Salary	Fixed remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other items	Total 2017	Total 2016
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	1,923	0	0	3,427	0	0	0	6	5,356	5,359
MR. ISIDRO FAINÉ CASAS	0	200	0	0	0	80	0	0	280	286
MR. JOSÉ MARÍA ABRIL PÉREZ	0	200	7	0	0	91	0	0	298	294
MR. ÁNGEL VILÁ BOIX	697	0	0	990	0	0	0	7	1,694	0
MS. EVA CASTILLO SANZ	0	120	27	0	0	34	0	0	181	174
MR. JUAN IGNACIO CIRAC SASTURAIN	0	120	9	0	0	11	0	0	140	30
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	0	120	18	0	0	110	0	0	248	174
MR. PETER ERSKINE	0	120	17	0	0	114	0	0	251	261
MS. SABINA FLUXÀ THIENEMANN	0	120	10	0	0	11	0	0	141	101
MR. LUIZ FERNANDO FURLÁN	0	120	5	0	0	7	0	0	132	120
MS. CARMEN GARCÍA DE ANDRÉS	0	79	8	0	0	12	0	0	99	0
MR. PETER LÖSCHER	0	120	9	0	0	11	0	0	140	103
MR. IGNACIO MORENO MARTÍNEZ	0	120	28	0	0	38	0	0	186	176
MR. FRANCISCO JAVIER DE PAZ MANCHO	0	120	34	0	0	125	0	0	279	274
MR. FRANCISCO JOSÉ RIBERAS MERA	0	79	0	0	0	0	0	0	79	0
MR. WANG XIAOCHU	0	120	0	0	0	0	0	0	120	120
MR. CÉSAR ALIERTA IZUEL	0	214	0	0	0	0	0	0	214	1,167
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	41	4	0	0	47	0	0	92	297
MR. PABLO ISLA ÁLVAREZ DE TEJERA	0	41	0	0	0	4	0	0	45	136
MR. JULIO LINARES LÓPEZ	0	117	11	0	0	20	0	0	148	257
MR. ANTONIO MASSANELL LAVILLA	0	120	30	0	0	56	0	0	206	201

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ii)	Share-based remuneration systems

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Global Employee Incentive Share Purchase Plan (“GESP”) 2015-2017

	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
Date of implementation	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
20/05/2015	178	178	0.00	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
178	9.56	2	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: -

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2014-2017 (First Cycle)

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	300,000	300,000	12.12	3 years from the date of implementation	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	300,000	0	0	0,00	0

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Other requirements for exercise: -

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2015-2018 (Second Cycle)

	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
Date of implementation	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2015	300,000	300,000	11.80	3 years from the date of implementation	0	0	0,00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	300,000	300,000	11.80	3 years from the date of implementation

Other requirements for exercise: -

ÁNGEL VILÁ BOIX

Global Employee Incentive Share Purchase Plan (“GESP”) 2015-2017

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
20/05/2015	178	178	0.00	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
178	9.56	2	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: -

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ÁNGEL VILÁ BOIX

Performance & Investment Plan (“PIP”) 2014-2017 (First Cycle)

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	187,500	187,500	12.12	3 years from the date of implementation	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	187,500	0	0	0.00	0

Other requirements for exercise: -

ÁNGEL VILÁ BOIX

Performance & Investment Plan (“PIP”) 2015-2018 (Second Cycle)

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2015	187,500	187,500	11.80	3 years from the date of implementation	0	0	0.00	0

Conditions: See section C.1.

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Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	187,500	187,500	11.80	3 years from the date of implementation

Other requirements for exercise: -

CÉSAR ALIERTA IZUEL

Global Employee Incentive Share Purchase Plan (“GESP”) 2015-2017

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
20/05/2015	178	178	0.00	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
178	9.56	2	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: -

CÉSAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2014-2017 (First Cycle)

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	506,250	506,250	12.12	3 years from the date of implementation	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	506,250	0	0	0.00	0

Other requirements for exercise: -

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CÉSAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2015-2018 (Second Cycle)

Date of implementation	Ownership of options at the beginning of fiscal year 2017				Options allocated during fiscal year 2017
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2015	506,250	506,250	11.80	3 years from the date of implementation	0	0	0.00	0

Conditions: See section C.1.

Shares delivered during fiscal year 2017			Options exercised in fiscal year 2017				Options expired and not exercised	Options at fiscal year-end 2017
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	506,250	506,250	11.80	3 years from the date of implementation

Other requirements for exercise: -

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iii)	Long-term savings systems

Name	Contribution for the year by the company (€ thousands)		Amount of accumulated funds (€ thousands)
	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	673	673	8,284	7,130
MR. ÁNGEL VILÁ BOIX	478	420	6,045	5,325
MR. CESAR ALIERTA IZUEL	0	45	62,555	54,221
MS. EVA CASTILLO SANZ	0	0	1,064	1,019
MR. JULIO LINARES LÓPEZ	0	0	352	334

iv)	Other benefits (in thousands of €)

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the Directors
Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016
14	17	None	None

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ÁNGEL VILÁ BOIX

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the Directors
Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016
13	10	None	None

CÉSAR ALIERTA IZUEL

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the Directors
Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016
1	63	None	None

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b)	Remuneration accrued by Directors of the company for belonging to boards at other companies of the group:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other items	Total 2017	Total 2016
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. ÁNGEL VILÁ BOIX	0	2	0	0	0	0	0	0	2	0
MS. EVA CASTILLO SANZ	0	80	0	0	0	0	0	0	80	60
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	0	0	0	0	0	0	0	0	0	0
MR. PETER ERSKINE	0	20	0	0	0	0	0	0	20	65
MS. SABINA FLUXÀ THIENEMANN	0	0	0	0	0	0	0	0	0	0
MR. LUIZ FERNANDO FURLÁN	0	98	0	0	0	0	0	0	98	117
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MR. PETER LÖSCHER	0	0	0	0	0	0	0	0	0	0
MR. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	0	285	0	0	0	0	0	0	285	211
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MR. WANG XIAOCHU	0	0	0	0	0	0	0	0	0	0
MR. CÉSAR ALIERTA IZUEL	0	0	0	0	0	0	0	0	0	0
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	9	0	0	0	0	0	0	9	49
MR. PABLO ISLA ÁLVAREZ DE TEJERA	0	0	0	0	0	0	0	0	0	0
MR. JULIO LINARES LÓPEZ	0	0	0	0	0	0	0	0	0	30
MR. ANTONIO MASSANELL LAVILLA	0	0	0	0	0	0	0	0	0	0

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ii)	Share-based remuneration systems

iii)	Long-term savings systems

Name	Contribution for the year by the company (€ thousands)		Amount of accumulated funds (€ thousands)
	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	158	150
ÁNGEL VILÁ BOIX	0	0	22	21
JULIO LINARES LÓPEZ	0	0	309	295

iv)	Other benefits (in thousands of €)

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c)	Summary of remuneration (in thousands of €):

The summary must include the amounts for all items of remuneration included in this report that have been accrued by the director, in thousands of euros.

In the case of long-term saving systems, include contributions or funding for these types of systems:

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	Accrued remuneration at the Company				Accrued remuneration at companies of the group				Total
Name/Type	Total cash remuneration	Amount of shares provided	Gross profit on options exercised	Total fiscal year 2017 company	Total cash remuneration	Amount of shares delivered	Gross profit on options exercised	Total fiscal year 2017 group	Total fiscal year 2017	Total fiscal year 2016	Contribution to savings system during the year
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	5,356	2	0	5,358	0	0	0	0	5,358	5,359	673
MR. ISIDRO FAINÉ CASAS	280	0	0	280	0	0	0	0	280	286	0
MR. JOSÉ MARÍA ABRIL PÉREZ	298	0	0	298	0	0	0	0	298	294	0
MR. ÁNGEL VILÁ BOIX	1,694	2	0	1,696	2	0	0	2	1,698	0	478
MS. EVA CASTILLO SANZ	181	0	0	181	80	0	0	80	261	234	0
MR. JUAN IGNACIO CIRAC SASTURAIN	140	0	0	140	0	0	0	0	140	30	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	248	0	0	248	0	0	0	0	248	174	0
MR. PETER ERSKINE	251	0	0	251	20	0	0	20	271	326	0
MS. SABINA FLUXÀ THIENEMANN	141	0	0	141	0	0	0	0	141	101	0
MR. LUIZ FERNANDO FURLÁN	132	0	0	132	98	0	0	98	230	237	0
MS. CARMEN GARCÍA DE ANDRÉS	99	0	0	99	0	0	0	0	99	0	0
MR. PETER LÖSCHER	140	0	0	140	0	0	0	0	140	103	0
MR. IGNACIO MORENO MARTÍNEZ	186	0	0	186	0	0	0	0	186	176	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	279	0	0	279	285	0	0	285	564	485	0
MR. FRANCISCO JOSÉ RIBERAS MERA	79	0	0	79	0	0	0	0	79	0	0
MR. WANG XIAOCHU	120	0	0	120	0	0	0	0	120	120	0
MR. CÉSAR ALIERTA IZUEL	214	2	0	216	0	0	0	0	216	1,167	0
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	92	0	0	92	9	0	0	9	101	346	0
MR. PABLO ISLA ÁLVAREZ DE TEJERA	45	0	0	45	0	0	0	0	45	136	0
MR. JULIO LINARES LÓPEZ	148	0	0	148	0	0	0	0	148	287	0
MR. ANTONIO MASSANELL LAVILLA	206	0	0	206	0	0	0	0	206	201	0

TOTAL	10,329	6	0	10,335	494	0	0	494	10,829	10,062	1,151

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D.2	Report the relationship between remuneration obtained by the directors and the results or other measures of the entity’s performance, explaining how any changes in the company’s performance may have influenced changes in the remuneration of the directors.

D.2.1. Annual variable remuneration

During the evaluation of the objectives set for fiscal year 2017, the Nominating, Compensation and Corporate Governance Committee analyzed the following measures of performance and weightings based on the audited results:

•	Quantitative objectives: Operating Income Before Depreciation and Amortization (OIBDA), Operating Revenue and Free Cash Flow.

•	Qualitative objectives, represented by the level of satisfaction of the Group’s customers.

On February 21, 2018, after evaluating the level of achievement of the above objectives, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, approved an overall achievement level of 99.0%.

Metric	Relative Weight	Nature of the Target	Target Level Achievement 2017
Operating Revenue	30%	Financial	100%
OIBDA	30%	Financial	98.4%
Free Cash Flow	20%	Financial	99.3%
Customer Satisfaction	20%	Qualitative	Target level reached.

As a result of the foregoing, the amount to be received by the Executive Directors during the first quarter of 2018 for the 2017 bonus (meeting 2017 targets) is:

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Directors	Bonus 2017 amount to receive	Fixed Remuneration	Bonus Target		Overall achievement level
Mr. José María Álvarez-Pallete López	3,426,964 euros	1,923,100 euros	180%		99.0%
Mr. Ángel Vilá Boix	990,000 euros	1,600,000 euros	150	% (5 months)	99.0%

(*)	Calculated as the multiplication of the Fixed Remuneration by the Bonus Target by the Overall Target Achievement Level.

The Bonus of Mr. Ángel Vilá Boix only includes the amount accrued since his appointment as Director of the Company, on July 26, 2017.

D.2.2. Medium/long-term variable remuneration

2017 saw the conclusion of the first cycle (2014-2017) of the “Performance & Investment Plan” (“PIP”), which began in 2014. In order to determine the specific number of shares to be delivered at the end of such cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the calculation of Telefónica’s Total Shareholder Return (“TSR”) compared to this same metric at the companies included in the comparison group during the same period (3-year duration of the cycle).

Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, there was no delivery of shares from the first cycle (2014-2017) of the PIP, for which reason no shares were delivered to the Executive Directors who participated in this cycle.

D.3	Report the results of the consultative vote of the shareholders on the annual remuneration report for the preceding fiscal year, indicating the number of votes against, if any:

	Number	% of total
Votes cast	2,777,475,784	55.13%

	Number	% of total
Votes against	174,514,204	6.28%
Votes in favor	2,524,713,366	90.90%
Abstentions	78,248,214	2.82%

E OTHER INFORMATION OF INTEREST

If there are any significant aspects regarding director remuneration that could not be included in the other sections of this report, but should be included in order to provide more complete and well-reasoned information regarding the remuneration structure and practices of the company with respect to its directors, briefly describe them.

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•	On January 31, 2018, the Board of Directors of Telefónica, S.A. appointed Mr. Jordi Gual Solé on an interim basis (co-option) as a Director of Telefónica, S.A., with the status of Proprietary Director (appointed upon a proposal of CaixaBank, S.A.), to replace Mr. Antonio Massanell Lavilla, who had volunatrily resigned from his position as Director of the Company on December 21, 2017.

•	The tables for sections D.1. a) i) and D.1. c), with respect to Mr. Ángel Vilá Boix, only show the amounts received since his appointment as a Director on July 26, 2017.

•	The tables for sections D.1. a) iii), with respect to Mr. Ángel Vilá Boix, show the contributions made and the funds accumulated since his appointment as a Director on July 26, 2017 as well as previously in his former capacity as Senior Executive Officer during fiscal years 2016 and 2017.

•	The tables for sections D.1. a) iv), with respect to Mr. Ángel Vilá Boix, show the insurance premiums paid both since his appointment as a Director on July 26, 2017, as well as previously in his capacity as Senior Executive Officer during fiscal years 2016 and 2017.

•	The tables for sections D.1. b) iii), with respect to Mr. Ángel Vilá Boix, show the amount of funds accumulated prior to his appointment as Director on July 26, 2017.

This annual remuneration report was approved by the board of directors of the company at its meeting of February 21, 2018.

State whether any directors voted against or abstained in connection with the approval of this Report.

No

Individual or company name of the director that did not vote in favor of the approval of this report	Reasons (opposed, abstained, absent)	Explain the reasons

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 22 , 2018	By:	/s/ Pablo de Carvajal González
		Name:	Pablo de Carvajal González
		Title:	Secretary to the Board of Directors